Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated September 28, 2023 in the Registration Statement on Form S-1 of Treasure Global Inc, relating to the audit of the consolidated balance sheets of Treasure Global Inc and its subsidiaries (collectively the “Company”) as of June 30, 2023, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficiency, and cash flows for the year ended June 30, 2023 and the related notes included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
November 8, 2023	Certified Public Accountants
PCAOB ID: 1171